VIA EDGAR

March 21, 2012

Kevin Woody Accounting Branch Chief Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010	Jennifer Monick Staff Accountant Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010

Re:	HEALTH CARE REIT, INC.:
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 17, 2012
SEC File No. 1-8923

Dear Mr. Woody and Ms. Monick:

The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated March 7, 2012. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Medical Facilities, page 59

1.	In future filings, please remove the non-GAAP income statement containing your pro rata net income for your joint venture investments. Please refer to Item 10(e) of Regulation S-K and to Compliance and Disclosure Interpretation 102.10.

RESPONSE:

In future periodic reports beginning for the quarter ended March 31, 2012, we will remove the non-GAAP income statement containing our pro rata net income for our joint venture investments.

March 21, 2012

Non-GAAP Financial Measures, page 63

2.	Please tell us if management views same store cash NOI as a key performance indicator. To the extent management does not view this measure as a key performance indicator, please tell us how you made that determination. To the extent management views this measure as a key performance indicator, please include this measure and the appropriate Item 10(e) disclosures in future filings. Additionally, your disclosure should include how you determined the same store pool.

RESPONSE:

Management does view same store cash NOI as a key performance indicator. In future periodic reports beginning for the quarter ended March 31, 2012, we will provide this measure and the appropriate Item 10(e) disclosures, including an explanation of how we determined the same store pool.

3.	We note your definition of NOI, please revise future filings to clarify what expenses are included in property level operating expenses and what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

RESPONSE:

In future periodic reports beginning for the quarter ended March 31, 2012, we will clarify what expenses are included in property level operating expenses and what expenses are included in general and administrative expenses. An example of our proposed disclosure is as follows:

“Property operating expenses represent costs associated with managing, maintaining and servicing tenants for our seniors housing operating and medical facility properties. These expenses include, but are not limited to, property-related payroll and benefits, property management fees, marketing, housekeeping, food service, maintenance, utilities, property taxes and insurance. General and administrative expenses represent costs unrelated to property operations or transaction costs. These expenses include, but are not limited to, payroll and benefits, professional services, office expenses and depreciation of corporate fixed assets.”

4.	In future filings, please reconcile Net operating income to Net income attributable to common stockholders. Please refer to Item 10(e) of Regulation S-K.

RESPONSE:

In future periodic reports beginning for the quarter ended March 31, 2012, we will reconcile Net operating income to Net income attributable to common stockholders.

March 21, 2012

Financial Statements

Notes to Consolidated Financial Statements

17. Segment Reporting, page 96

5.	In future filings, please reconcile Net operating income to Income from continuing operations before income taxes and income from unconsolidated entities. Please refer to paragraph 30b of ASC 280-10-50.

RESPONSE:

In future periodic reports beginning for the quarter ended March 31, 2012, we will reconcile Net operating income to Income from continuing operations before income taxes and income from unconsolidated entities.

*            *             *

In connection with responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Senior Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,

HEALTH CARE REIT, INC.

By:	/s/ Scott A. Estes
Scott A. Estes
Its:	Executive Vice President and Chief Financial Officer